SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2010

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated July 7, 2010

Press Release dated July 28, 2010

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: July 31, 2010

Eni enters agreements with U.S. Department of Justice and SEC over former subsidiary Snamprogetti

San Donato Milanese (Milan), July 7, 2010 – Snamprogetti Netherlands BV, a former indirect subsidiary of Eni and current subsidiary of Saipem, has entered into a deferred prosecution agreement with the U.S. Department of Justice ("DoJ") to resolve an investigation into Snamprogetti Netherlands BV’s activities in connection with contracts to build liquid natural gas facilities on Bonny Island, Nigeria.

Pursuant to the agreement, the DOJ filed charges against Snamprogetti Netherlands BV including a count of conspiracy and violating certain provisions of the U.S. Foreign Corrupt Practices Act. Snamprogetti Netherlands BV will pay a criminal penalty of $240 million. If it satisfies the terms of the agreement, the charges against Snamprogetti Netherlands BV will be dismissed. Eni and Saipem have also agreed to guarantee the obligations of Snamprogetti Netherlands BV towards the DoJ.

Eni and Snamprogetti Netherlands BV have also entered into a consent order with the SEC, in which they consent to the filing of a complaint and the entry of a final judgment that alleges that Eni and Snamprogetti violated certain sections of the Securities Exchange Act of 1934. Under the consent order, Eni and Snamprogetti have jointly agreed to pay disgorgement to the SEC in the amount of $125 million

The U.S. authorities’ charges relate to actions carried out by Snamprogetti and others for a series of contracts to build liquid natural gas facilities in Bonny Island, Nigeria. As the U.S. authorities’ court filings indicate, the criminal activity with which Snamprogetti Netherlands BV was charged ceased by June 15, 2004.

Eni, Saipem, and Snamprogetti cooperated with the U.S. authorities’ investigations. In the agreements, the SEC and DoJ did not require the implementation of any independent compliance monitor. Since the conduct at issue, Eni, Saipem, and Snamprogetti Netherlands BV have made substantial enhancements to their anti-corruption compliance programs, which monitor Eni and its subsidiaries’ compliance systems. Eni and its subsidiaries are committed to continuous improvements to their internal compliance program and policies.

Company contacts:

Press Office: +39 02.52031875 - 06.5982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Website: www.eni.co

ENI ANNOUNCES RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF OF 2010

San Donato Milanese, July 28, 2010 - Eni, the international oil and gas company, today announces its group results for the second quarter and the first half of 2010 (unaudited).

Financial Highlights

•	Adjusted operating profit: euro 4.13 billion in the quarter (up 61.9%); euro 8.46 billion in the first half (up 34.2%).
•	Adjusted net profit: euro 1.63 billion in the quarter (up 80.2%); euro 3.45 billion in the first half (up 29.5%).
•	Net profit: euro 1.82 billion in the quarter (up 119.2%); euro 4.05 billion in the first half (up 47.9%).
•	Cash flow: euro 4.59 billion in the quarter; euro 9.14 billion in the first half.
•	Interim dividend proposal of euro 0.50 per share.

Operational Highlights

•	Oil and natural gas production: 1.758 million barrels per day in the quarter, unchanged from 2009 on a comparable basis[1] (up 1.0% in the first half).
•	Natural gas sales: down 6.2% to 19.2 billion cubic meters in the quarter (down 5.9% in the first half).
•	In the first half of 2010, 5 new fields were put into production in Italy, Congo, Algeria and Tunisia and Eni is on track to achieve the target of 12 field start-ups for 2010.
•	Significant exploration success was achieved in Angola, Venezuela, Pakistan, Norway and Indonesia increasing Eni’s resource base by 600 million barrels in the first half 2010.

Paolo Scaroni, Chief Executive Officer, commented:
"Eni achieved robust financial and operating results in the first half of 2010 despite ongoing challenging market conditions especially in the gas market. In E&P in particular we are delivering on all our targets with excellent results in terms of start-ups and exploration success. Eni continues to invest for growth while maintaining strict financial discipline and a strong balance sheet."

At the same time the Board has approved the interim report as of June 30, 2010, which has been prepared in accordance to Italian listing standards as per Article 154-ter of the Code for securities and exchanges (Testo Unico della Finanza). The report was immediately submitted to the Company’s external auditor. Publication of the interim report is scheduled within the first half of August alongside completion of the auditor’s review.

____________

(1)	Excluding the impact of updating the natural gas conversion rate. For further information see page 6.

Financial highlights

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	% Ch. 2 Q. 10 vs 2 Q. 09	First Half 2009	First Half 2010	% Ch.

				SUMMARY GROUP RESULTS	(euro million)
2,405	4,847	4,305	79.0	Operating profit		6,372	9,152	43.6
2,549	4,331	4,128	61.9	Adjusted operating profit (a)		6,303	8,459	34.2
832	2,222	1,824	119.2	Net profit (b)		2,736	4,046	47.9
0.23	0.61	0.50	117.4	- per share (c)	(euro)	0.76	1.12	47.4
0.63	1.69	1.27	101.6	- per ADR (c) (d)	($)	2.02	2.97	47.0
902	1,822	1,625	80.2	Adjusted net profit (a) (b)		2,661	3,447	29.5
0.25	0.50	0.45	80.0	- per share (c)	(euro)	0.73	0.95	30.1
0.68	1.38	1.15	69.1	- per ADR (c) (d)	($)	1.94	2.52	29.9

(a)	For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis" page 24.
(b)	Profit attributable to Eni shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
Adjusted operating profit for the second quarter of 2010 was euro 4.13 billion, an increase of 61.9% compared with the second quarter of 2009. For the first half of 2010, adjusted operating profit was euro 8.46 billion, an increase of 34.2% compared with the first half of 2009. These results reflected an excellent operating performance reported by the Exploration & Production division (an increase of 66.8% compared with the second quarter of 2009) driven by higher oil realizations and the appreciation of the US dollar vs. the euro. Also the downstream refining and petrochemical divisions reported better results as business conditions have improved, particularly the second quarter refining margins.

Adjusted net profit
Adjusted net profit for the second quarter of 2010 was euro 1.63 billion, up 80.2% compared with a year ago.
In the first half of 2010, net profit of euro 3.45 billion increased by 29.5%. These results reflected improved operating performance and higher results reported by equity-accounted entities, partly absorbed by an increased adjusted tax rate (up 1.2 percentage points in the second quarter; up 3.3 percentage points in the first half).

Capital expenditures
Capital expenditures were euro 4.3 billion for the quarter and euro 7.1 billion for the first half mainly relating to continuing development of oil and gas reserves, the upgrading of rigs and offshore vessels in the Engineering & Construction segment and of the gas transport infrastructures.

Cash flow
The main cash inflows for the quarter were net cash generated by operating activities amounting to euro 4,585 million (euro 9,139 million in the first half) and proceeds from divestments of euro 66 million (euro 795 million in the first half). These inflows were used to fund part of the financing requirements associated with capital expenditures of euro 4,328 million (euro 7,107 million in the first half) and dividend payment amounting to euro 2,164 million, which included payment of balance dividend for the fiscal year 2009 to Eni’s shareholders and dividends paid to minorities by consolidated entities. As a result, net borrowings2 as of June 30, 2010 amounted to euro 23,342 million, representing an increase of euro 2,290 million from March 31, 2010 and euro 287 million from December 31, 2009.

Financial ratios
Return on Average Capital Employed (ROACE)3 calculated on an adjusted basis for the twelve-month period to June 30, 2010 was 9.7% (13% at June 30, 2009).
Ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage3 – decreased to 0.41 at June 30, 2010 from 0.46 as of December 31, 2009, benefiting from a sizeable increase in shareholders’ equity associated with the appreciation of the US dollar.

_______________

(2)	Information on net borrowings composition is furnished on page 33.
(3)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See pages 33 and 34 for leverage and ROACE, respectively.

Interim dividend 2010
In light of the financial results achieved for the first half of 2010 and management’s expectations for the full-year results, the interim dividend proposal to the Board of Directors on September 9, 2010 will amount to euro 0.50 per share (euro 0.50 per share in 2009). The interim dividend is payable on September 23, 2010 to shareholders on the register on September 20, 2010.

Operational highlights and trading environment

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	% Ch. 2 Q. 10 vs 2 Q. 09	First Half 2009	First Half 2010	% Ch.

				KEY STATISTICS
1,733	1,842	1,758	n.m.	Production of oil and natural gas (a)	(kboe/d)	1,756	1,800	n.m.
1,733	1,816	1,732	(0.1)	Production of oil and natural gas net of updating the natural gas conversion rate		1,756	1,774	1.0
986	1,011	980	(0.6)	- Liquids	(kbbl/d)	1,000	995	(0.5)
4,290	4,615	4,319	0.8	- Natural gas	(mmcf/d)	4,344	4,466	2.4
20.46	30.51	19.19	(6.2)	Worldwide gas sales	(bcm)	52.81	49.70	(5.9)
1.46	1.60	1.34	(8.2)	of which: E&P sales in Europe and the Gulf of Mexico		2.95	2.94	(0.3)
7.57	9.00	9.61	26.9	Electricity sales	(TWh)	15.35	18.61	21.2
3.07	2.68	2.94	(4.2)	Retail sales of refined products in Europe	(mmtonnes)	5.86	5.62	(4.1)

(a)	From April 1, 2010, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,550 cubic feet of gas (it was 1 barrel of oil = 5,742 cubic feet of gas). The effect on production has been 26 kboe/d. For further information see page 6.

Exploration & Production
In the second quarter of 2010, Eni’s reported liquids and gas production of 1,758 kboe/d (1,800 kboe/d in the first half of 2010) which was calculated assuming a conversion rate of gas to barrel equivalent which was updated to 5,550 cubic feet of gas equals 1 barrel of oil (it was 5,742 cubic feet of gas per barrel in previous reporting periods; for further disclosure on this matter see page 6). On a comparable basis, i.e. when excluding the effect of updating the gas conversion rate, production was nearly unchanged on a quarter-to-quarter basis, while reporting an increase of 1.0% for the first half of 2010. Production increases were driven by organic growth achieved in Nigeria and Congo, new field start-ups and production ramp-ups at fields which were started-up in 2009. Those trends were offset by planned facility shutdowns in the North Sea and in Kazakhstan, as well as mature field declines. The quarterly performance was also affected by lower gas uplifts in Libya due to oversupply conditions on the European market. Finally, the combined negative impact associated with lower entitlements in Company’s PSAs due to higher oil prices net of lower OPEC restrictions (overall down 10 kboe/d) reduced growth by half of a percentage point in both periods.

Realized Oil and Gas Prices
Oil realizations in dollar terms increased by 32.9% in the second quarter and by 48.3% in the first half driven by a recovery in market benchmark Brent prices (up 33.2% and 49.7% from the second quarter and first half of 2009, respectively). Gas realizations showed a slower pace of increase (up 15.5% in the quarter but down 4.8% in the first half) due to time lags in oil-linked pricing formulae and weak demand in areas where gas is sold on a spot basis.

Gas & Power
Eni’s gas sales were 19.19 bcm in the second quarter of 2010 (49.70 bcm in the first half of 2010), a decrease of 6.2% compared with the second quarter of 2009, and down by 5.9% from the first half of 2009. The gas performance was negatively affected by lower sales volumes on the Italian market (in absolute terms down by 1.63 bcm and 3.97 bcm, or 20.6% and 18.8% in the second quarter and in the first half of 2010, respectively). Those trends reflected rising competitive pressures in the power generation business, industrial customers and wholesalers. On a positive note, sales in European markets trended up and increased by 5.4% in the second quarter of 2010 (up by 4.9% in the first half of 2010). This was driven by organic growth in Belgium, France and Germany/Austria.

Refining & Marketing
Eni’s refining margins improved in the second quarter of 2010, driven by a re-opening of light-heavy crude differentials in the Mediterranean area. This trend benefited the profitability of Eni’s complex refineries, which were further upgraded by a new hydrocracker coming on stream at the Taranto plant in the first half of 2010. Another positive factor was the appreciation of the dollar over the euro. Underlying fundamentals in the refining business remained weak as high costs of oil-based feedstock were only partially transferred to product prices which remain under pressure due to excess capacity, sluggish demand and high inventory levels as evidenced by lowered Brent margins (down $0.22 per barrel in the quarter, or 6.1%, down $1.57 per barrel in the first half, or 35.1%).
Also sales volumes on retail markets were weaker, particularly on the Italian market where sluggish consumption of automotive fuels dragged Eni’s volumes down (down by 6.1% and 5.2% in the quarter and in the first half, respectively). Retail sales in other European markets were stable.

Currency
Results of operations for the second quarter were helped by the depreciation of the euro vs. the US dollar, down 6.5% from the second quarter of 2009. The impact of this depreciation on the results of the first half was negligible (down 0.3%).

Portfolio developments

Divestment of Gas Brasiliano Distribuidora
On May 27, 2010, Eni signed a preliminary agreement to divest its 100% interest in Gas Brasiliano Distribuidora, a company that markets and distributes natural gas in Brazil, to Petrobras Gas, a fully owned subsidiary of Petróleo Brasileiro SA ("Petrobras"). Total cash consideration is expected to amount to $250 million. The completion of the transaction is subject to approval of the relevant Brazilian authorities.

Sale of 25% of the share capital of GreenStream BV
On April 27, 2010, Eni sold a 25% stake in the share capital of GreenStream BV to NOC (Libya National Oil Corporation), the company owning and managing the gas pipeline for importing to Italy natural gas produced in Libya. Following the decrease of Eni’s shareholding in the company to 50% and implementation of renewed shareholders arrangements, Eni no longer controls the company and it has therefore been excluded from consolidation as of May 1, 2010.

South Stream
On June 18, 2010, Eni and Gazprom signed a Memorandum of Understanding to define terms and conditions for the French company EDF entering the South Stream project. As part of the agreement, EDF is expected to acquire an interest in the venture that is planning to build a new infrastructure to transport Russian gas across the Black Sea and Bulgaria to European markets.

Exploration Activities

In the first half of 2010 the Company executed exploration activities which resulted in adding approximately 600 million barrels to the Company’s resource base. Main results were achieved:
In Venezuela, the Perla 2 appraisal well (Eni 50%) showed results that exceeded the initial resource estimation of the discovery by 30% with further improvements to be assessed through future drillings.
In Angola, three oil discoveries were made in the 15/06 block (Eni 35%, operator) off the Angolan coast with the Nzanza, Cinguvu, and Cabaca South East-1 exploration wells. The first two of these have been flowing at more than 1,600 and 6,400 barrels per day, respectively.
In Indonesia, a second well located in the Jangkrik gas discovery in the Muara Bakau permit (Eni 55%, operator), was successfully drilled. The well yielded approximately 3.2 kboe/d during flow test.

Main production start-ups

In line with the Company’s production plans, production was started at 5 fields. The main ones were:
(i) The Annamaria B field (Eni 90%, operator), located in the offshore section between Italy and Croatia;
(ii) Baraka (Eni 49%, operator) in Tunisia;
(iii) Rom Integrated in Algeria;
(iv) The M’Boundi IPP project (Eni 100%) in Congo.
Other fields were started to production in China and Nigeria.

Outlook

In what remains an uncertain and volatile energy environment, Eni forecasts a modest improvement in global oil demand and a Brent price of 76 $/barrel for the full year 2010. Considering ongoing trends, management expects that gas demand in Europe and Italy will recover at a faster pace than the Company’s base case assumptions following the steep decline suffered in 2009 in the industrial and power generation sectors. In the refining business, underlying fundamentals are expected to remain weak as highlighted by margins volatility. Against this backdrop, key volumes trends for the year are expected to be the following:

-	Production of liquids and natural gas is forecast to be in line with 2009 (production in 2009 was 1.769 million boe/d). This estimate is based on the Company’s assumption for a Brent price of 76 $/barrel for the full year, the same level of OPEC restrictions as in the first half of 2010 and asset disposals underway. It excludes the effect of updating the gas conversion rate. Growth will be driven by continuing field start-ups, mainly in Italy, Congo and Norway and marginally the Zubair project in Iraq, as well as production ramp-up at the Company’s recently started fields, mainly in Nigeria and Angola. These additions will be offset by mature field declines, lower gas uplifts in Libya due to oversupply conditions on the European market and rescheduling of certain projects expected in the Gulf of Mexico as consequence of the accident occurred at the BP-operated Macondo well;
-	Worldwide gas sales are forecasted to decrease compared with 2009 (approximately 104 bcm were achieved in 2009). Increasing competitive pressures, mainly in Italy, are expected to be partly offset by an expected recovery in European gas demand. Other positive trends include a benefit associated with integrating Distrigas operations and the optimization of its supply portfolio, including re-negotiation of long-term supply contracts;
-	Regulated businesses in Italy will benefit from the pre-set regulatory return on new capital expenditures and cost savings from integrating the full chain of transport, storage and distribution activities;
-	Refining throughputs on Eni’s account are planned to increase compared with 2009 (actual throughputs in 2009 were 34.55 mmtonnes) due to a higher capacity utilization rate of Eni’s refineries partly offset by lowered volumes on third party refineries reflecting the Company’s decision to terminate certain processing agreements. In a challenging trading environment, management forecasts an improvement in refining margins from a year ago, leveraging on better spreads between light and heavy crudes as well as initiatives for efficiency enhancement and margin expansion;
Retail sales of refined products in Italy and the rest of Europe are expected decline slightly from 2009 (12.02 mmtonnes in 2009) reflecting sluggish consumption. Marketing initiatives are planned in order to support sales volumes and margins in the Italian retail market and to develop the Company’s market share in European markets;
-	The Engineering & Construction business is expected to see solid results due to a robust order backlog.

In 2010, management plans to make capital expenditures slightly higher compared with 2009 (euro 13.69 billion were invested in 2009) as a result of interventions aimed at optimizing production and the impact of the appreciation of the US dollar over the euro. Capital expenditures will mainly be directed to the development of oil and natural gas reserves, exploration projects, the upgrading of construction vessels and rigs, and the upgrading of natural gas transport infrastructure. Management has planned a number of measures designed to ensure the achievement of a ratio of net borrowings to total equity (leverage) which will adequately support a strong credit rating.

This press release has been prepared on a voluntary basis in accordance with the best practices on the marketplace. It provides data and information on the Company’s business and financial performance for the second quarter and the first half of 2010 (unaudited). Results of operations for the first half of 2010 and material business trends have been extracted from the interim report 2010 which has been prepared in compliance with Article 154-ter of the Italian code for securities and exchanges ("Testo Unico della Finanza" - TUF) and approved by the Company’s Board of Directors today. The interim report has been transmitted to the Company’s external auditor as provided by applicable regulations. Publication of the interim report is scheduled in the first half of August, alongside the Company’s external auditor report upon completion of relevant audits.
Results are presented for the second quarter and the first half of 2010 and for the second quarter and the first half of 2009. Information on liquidity and capital resources relates to end of the periods as of June 30, 2010, March 31, 2010 and December 31, 2009. Tables contained in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report. Quarterly and semi-annual accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.
The evaluation and recognition criteria applied in the preparation of this report are unchanged from those adopted for the preparation of the 2009 Annual Report, with the exception of the international accounting standards that have come into force from January 1, 2010 described in the section "Accounting standards" in the 2010 Interim Report which will be published shortly.
Adoption of those accounting standards did not have any significant impacts on the financial results of the second quarter and first half of 2010 with the sole exception of interpretation IFRIC 12 "Service concession arrangements". IFRIC12 provides guidance on the accounting by operators for public-to-private service concession arrangements. An arrangement within the scope of this interpretation involves for a specified period of time an operator constructing, upgrading, operating and maintaining the infrastructure used to provide the public service. In particular when the grantor controls or regulates what services the operator must provide with the infrastructure, at what price and any significant residual interest in the infrastructure at the end of the term of the arrangement, the operator shall recognize the concession as an intangible asset or as a financial asset on the basis of the agreements. Based on existing arrangements in Eni Group companies, adoption of IFRIC 12 has led to the Company classifying infrastructures used to provide the public service within intangible assets in the balance sheet as of March 31 and June 30, 2010. Balance sheet data as of December 31, 2009 have been restated accordingly for an amount of euro 3,412 million (i.e. the net book value of infrastructures used to provide the public service which were presented within property, plant and equipment in prior years).
Considering the tariff set-up of public services rendered under concessions arrangements and absent any benchmarks, the Company was in no position to reliably quantify margins for construction and upgrading activities and consequently capital expenditures made in the period have been recognized as contract work in progress for an equal amount as costs incurred. Infrastructures used to provide the public service are amortized on the basis of the expected pattern of consumption of expected future economic benefits embodied in those assets and their residual value, as provided by the relevant regulatory framework.
From April 1, 2010, Eni has updated the conversion rate of gas to 5,550 cubic feet of gas equals 1 barrel of oil (it was 5,742 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in Eni’s gas properties that took place in recent years and was assessed by collecting data on the heating power of gas in all Eni’s 230 gas fields on stream at the end of 2009. The effect of this update on production expressed in boe for the second quarter of 2010 was 26 kboe/d. For the sake of comparability also production of the first quarter of 2010 was restated resulting in an effect equal to that of the second quarter. Other per-boe indicators were only marginally affected by the update (e.g. realization prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Alessandro Bernini, in his position as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and entries.

Cautionary statement
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the first half of the year cannot be extrapolated on an annual basis.

Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni, Rome, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

* * *

This press release for the second quarter and the first half of 2010 (unaudited) is also available on the Eni web site: eni.com.

Summary results for the second quarter and the first half of 2010

(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	% Ch. 2 Q. 10 vs 2 Q. 09	First Half 2009	First Half 2010	% Ch.

18,267	24,804	22,902	25.4	Net sales from operations		42,008	47,706	13.6
2,405	4,847	4,305	79.0	Operating profit		6,372	9,152	43.6
(190)	(409)	(368)		Exclusion of inventory holding (gains) losses		(65)	(777)
334	(107)	191		Exclusion of special items		(4)	84

2,549	4,331	4,128	61.9	Adjusted operating profit		6,303	8,459	34.2

832	2,222	1,824	119.2	Net profit attributable to Eni’s shareholders		2,736	4,046	47.9
(143)	(280)	(250)		Exclusion of inventory holding (gains) losses		(52)	(530)
213	(120)	51		Exclusion of special items		(23)	(69)

902	1,822	1,625	80.2	Adjusted net profit attributable to Eni’s shareholders		2,661	3,447	29.5
208	197	115	(44.7)	Adjusted net profit of non-controlling interest		414	312	(24.6)
1,110	2,019	1,740	56.8	Adjusted net profit		3,075	3,759	22.2
				Breakdown by division (a):
1,008	1,245	1,439	42.8	Exploration & Production		1,916	2,684	40.1
497	955	521	4.8	Gas & Power		1,485	1,476	(0.6)
(99)	(30)	(19)	80.8	Refining & Marketing		(31)	(49)	(58.1)
(114)	(43)	(23)	79.8	Petrochemicals		(209)	(66)	68.4
226	197	273	20.8	Engineering & Construction		449	470	4.7
(75)	(61)	(61)	18.7	Other activities		(100)	(122)	(22.0)
(292)	(202)	(329)	(12.7)	Corporate and financial companies		(466)	(531)	(13.9)
(41)	(42)	(61)		Impact of unrealized intragroup profit elimination (b)		31	(103)

				Net profit attributable to Eni’s shareholders
0.23	0.61	0.50	117.4	per share	(euro)	0.76	1.12	47.4
0.63	1.69	1.27	101.6	per ADR	($)	2.02	2.97	47.0
				Adjusted net profit attributable to Eni’s shareholders
0.25	0.50	0.45	80.0	per share	(euro)	0.73	0.95	30.1
0.68	1.38	1.15	69.1	per ADR	($)	1.94	2.52	29.9
3,622.4	3,622.4	3,622.4		Weighted average number of outstanding shares (c)		3,622.4	3,622.4
2,178	4,554	4,585	110.5	Net cash provided by operating activities		7,621	9,139	19.9
3,697	2,779	4,328	17.1	Capital expenditures		6,844	7,107	3.8

(a)	For a detailed explanation of adjusted net profit by division see page 24.
(b)	Unrealized intragroup profit concerns profit on intragroup sale of products, goods, services and tangible and intangible goods reported in the acquiring company’s assets at period end.
(c)	Fully diluted (million shares).

Trading environment indicators

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	% Ch. 2 Q. 10 vs 2 Q. 09	First Half 2009	First Half 2010	% Ch.

58.79	76.24	78.30	33.2	Average price of Brent dated crude oil (a)		51.60	77.27	49.7
1.362	1.384	1.273	(6.5)	Average EUR/USD exchange rate (b)		1.332	1.328	(0.3)
43.16	55.09	61.51	42.5	Average price in euro of Brent dated crude oil		38.74	58.19	50.2
3.61	2.40	3.39	(6.1)	Average European refining margin (c)		4.47	2.90	(35.1)
3.90	3.20	4.48	14.9	Average European refining margin Brent/Ural (c)		5.09	3.84	(24.6)
2.65	1.74	2.66	0.4	Average European refining margin in euro		3.36	2.18	(35.1)
1.3	0.6	0.6	(53.8)	Euribor - three-month euro rate	(%)	1.7	0.6	(64.7)
0.9	0.3	0.4	(55.6)	Libor - three-month dollar rate	(%)	1.0	0.3	(70.0)

(a)	In USD dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Group results

Net profit attributable to Eni’s shareholders for the second quarter of 2010 was euro 1,824 million, doubling the profit of the second quarter of 2009 with an increase of euro 992 million. For the first half of 2010 net profit was euro 4,046 million, an increase of euro 1,310 million from the first half of 2009, or 47.9%. The results were driven by an improved operating performance (up by 79% and 43.6% in the second quarter and the first half of 2010, respectively) which was mainly reported by the Exploration & Production division. Also higher profit was reported from equity-accounted entities in both periods, helped by gains on divestments. These additions were partly offset by higher losses on fair-value derivative instruments on currencies, which were recognized through profit and loss as they did not meet the formal criteria to be designated as hedges under IFRS. Finally, Group results were affected by increased income taxes.

Adjusted net profit attributable to Eni’s shareholders amounted to euro 1,625 million for the second quarter of 2010, an increase of euro 723 million from the second quarter of 2009, up 80.2%. For the first half of 2010 adjusted net profit was euro 3,447 million, an increase of euro 786 million from the first half of 2009, or 29.5%. Adjusted net profit for the second quarter was calculated by excluding an inventory holding profit of euro 250 million and net special losses of euro 51 million, resulting in an overall adjustment equivalent to a decrease of euro 199 million. For the first half 2010, an inventory holding profit of euro 530 million and net special gains of euro 69 million resulted in an overall adjustment equivalent to a decrease of euro 599 million.
Special charges of the operating profit mainly related to light impairment charges of oil&gas properties in the Exploration & Production division and capital expenditures for the period on health, safety and environmental upgrades on assets impaired in previous reporting periods in the Refining & Marketing and Petrochemical divisions. Also there were recorded provisions for redundancy incentives and environmental provisions.
These special charges were offset by gains from the divestment of certain non-strategic assets in the Exploration & Production division. Special charges of net profit included a currency adjustment amounting to euro 47 million to the loss provision accrued in the 2009 financial statements to take account of the TSKJ proceeding. Certain special gains were also recorded related to the divestment of a 25% stake in GreenStream (euro 93 million), including a gain from revaluating the residual interest in the venture, and a 100% interest in the Belgian company DistriRe (euro 47 million), as well as impairment of the Company’s interest in an industrial venture in Venezuela (euro 20 million)4.

Results by division

The increase in the Group adjusted net profit in both the second quarter and first half of 2010 reflected higher adjusted net profit mainly reported by the Exploration &Production, Petrochemical and Engineering & Construction divisions.

Exploration & Production
The Exploration & Production division reported better adjusted net results (up 42.8% in the second quarter and 40.1% in the first half) driven by a better operating performance (up euro 1,378 million or 66.8% in the second quarter; up euro 2,323 million, or 54.8% in the first half). The main positive trends were higher oil realizations in dollar terms and the depreciation of the euro against the US dollar, predominantly in the second quarter. On the negative side, the adjusted tax rate was up by 4.8 and 3.3 percentage points in the second quarter and in the first half of 2010, respectively.

Petrochemicals
In the second quarter of 2010, the Petrochemical division achieved a remarkable improvement by trimming net loss by approximately 80% (from a loss of euro 114 million in the second quarter 2010 to a loss of euro 23 million). In the first half of 2010, net loss was reduced by 68.4% (from euro 209 million to euro 66 million). These improvements were driven by better operating performance (up euro 135 million and up euro 187 million in the second quarter and the first half of 2010, respectively) due to increased sales volumes up by 11% and 17%, respectively (led by the

____________

(4)	A further impairment of the Company’s interest in the above mentioned industrial venture resulting from the bolivar translation differences was accounted on the Company’s equity for a total amount of euro 29 million.

polymers business area) and cost efficiencies. Profitability continued being negatively impacted by high supply costs of oil-based feedstock that were not fully recovered in sales prices.

Refining & Marketing
In the second quarter of 2010 the Refining & Marketing division reported a reversal in net losses which were trimmed by 80.8% from a year ago (down to euro 19 million from euro 99 million) driven by improved refining margins. Decreased results were recorded by marketing activities in Italy due to lower sales of automotive fuels (down 6%). On the contrary, the adjusted net loss for the first half of 2010 increased by 58.1%, from euro 31 million to euro 49 million.

Engineering & Construction
The Engineering & Construction division reported improved net profit (up 20.8% in the second quarter and 4.7% in the first half of 2010) driven by a better operating performance (up euro 46 million in the second quarter and up euro 63 million in the first half) driven by a growth in revenues and higher profitability of acquired orders.

Gas & Power
The Gas & Power division reported modest changes in adjusted net profit which was euro 24 million higher in the second quarter (up 4.8%) and euro 9 million lower in the first half of 2010 (down 0.6%). The Marketing performance was sharply lower in both reporting periods pressured by negative pricing conditions in oil-linked formulae, volume losses in Italy and lowered marketing margins, partly offset by the positive impact associated with supply contract renegotiation and optimization. As a result, operating profit was down by euro 162 million quarter-on-quarter, or 76.1%, and by euro 322 million in the first half, or 32.6%. Those negatives were counterbalanced by a robust performance delivered by the Regulated businesses in Italy (up 23% in the quarter and 18% in the first half), as well as higher profit reported by equity-accounted entities.

Liquidity and capital resources
Summarized Group Balance Sheet5

(euro million)	December 31, 2009	March 31, 2010	June 30, 2010	Change vs Dec. 31, 2009	Change vs Mar. 31, 2010

Fixed assets (a)
Property, plant and equipment	59,765	62,033	67,477	7,712	5,444
Inventory - compulsory stock	1,736	1,873	1,997	261	124
Intangible assets	11,469	11,446	11,479	10	33
Equity-accounted investments and other investments	6,244	6,026	6,389	145	363
Receivables and securities held for operating purposes	1,261	1,300	1,976	715	676
Net payables related to capital expenditures	(749)	(612)	(710)	39	(98)

	79,726	82,066	88,608	8,882	6,542
Net working capital
Inventories	5,495	5,517	6,641	1,146	1,124
Trade receivables	14,916	17,803	15,493	577	(2,310)
Trade payables	(10,078)	(12,001)	(11,536)	(1,458)	465
Tax payables and provisions for net deferred tax liabilities	(1,988)	(4,003)	(4,059)	(2,071)	(56)
Provisions	(10,319)	(10,644)	(10,854)	(535)	(210)
Other current assets and liabilities (b)	(3,968)	(3,297)	(2,895)	1,073	402
	(5,942)	(6,625)	(7,210)	(1,268)	(585)
Provisions for employee post-retirement benefits	(944)	(964)	(1,012)	(68)	(48)
Net assets held for sale including related liabilities	266	897	331	65	(566)

CAPITAL EMPLOYED, NET	73,106	75,374	80,717	7,611	5,343

Shareholders’ equity
Eni shareholders’ equity	46,073	50,099	53,379	7,306	3,280
Non-controlling interest	3,978	4,223	3,996	18	(227)
	50,051	54,322	57,375	7,324	3,053
Net borrowings	23,055	21,052	23,342	287	2,290

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	73,106	75,374	80,717	7,611	5,343

(a)	For the explanation of IFRIC 12 adoption, see the methodology note at page 6.
(b)	Include receivables and securities for financing operating activities for euro 496 million (euro 339 million and euro 181 million at December 31, 2009 and March 31, 2010, respectively) and securities covering technical reserves of Eni’s insurance activities for euro 266 million (euro 381 million and euro 444 million at December 31, 2009 and March 31, 2010, respectively).

The Group’s balance sheet as of June 30, 2010 was significantly impacted by a large drop in the exchange rate of the euro versus the US dollar, which was down by 14.9% from December 31, 2009 (from 1.441 to 1.227 US dollar per euro as of June 30, 2010). This trend increased net capital employed, net equity and net borrowings by approximately euro 5,700 million, euro 5,000 million and euro 700 million, respectively, as a result of exchange rate translation differences.
Fixed assets amounted to euro 88,608 million, representing an increase of euro 8,882 million from December 31, 2009 reflecting exchange rate translation differences and capital expenditures incurred in the period (euro 7,107 million), partly offset by depreciation, depletion, amortization and impairment charges (euro 4,459 million).
Net working capital amounted to a negative euro 7,210 million, representing a decrease of euro 1,268 million mainly as a result of increased tax payable and provisions for net deferred tax liabilities accrued in the period.
Net assets held for sale including related liabilities (euro 331 million) mainly related to the following assets: certain oil&gas properties in Italy which were contributed in kind to two subsidiaries Società Padana Energia SpA and Società Adriatica Idrocarburi SpA, and the subsidiary Gas Brasiliano Distribuidora SA.
Shareholders’ equity including non-controlling interest increased by euro 7,324 million to euro 57,375 million, reflecting comprehensive income earned in the period (euro 9,524 million). This comprised the first half net profit (euro 4,358 million) and foreign currency translation differences. Dividend payments to Eni’s shareholders (euro 1,811 million) and minorities (euro 353 million, particularly by Saipem and Snam Rete Gas) partly reduced the increases.

____________

(5)	The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Cash Flow Statement6
(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

2,178	4,554	4,585	Net cash provided by operating activities	7,621	9,139
(3,697)	(2,779)	(4,328)	Capital expenditures	(6,844)	(7,107)
(175)	(39)	(76)	Investments and purchase of consolidated subsidiaries and businesses	(2,214)	(115)
3,093	729	66	Disposals	3,275	795
(2,258)	(118)	(88)	Other cash flow related to capital expenditures, investments and disposals	(513)	(206)

(859)	2,347	159	Free cash flow	1,325	2,506
368	(88)	94	Borrowings (repayment) of debt related to financing activities	470	6
1,057	(1,484)	1,118	Changes in short and long-term financial debt	(1,323)	(366)
(1,069)	13	(2,161)	Dividends paid and changes in non-controlling interest and reserves	(1,071)	(2,148)
(2)	49	20	Effect of changes in consolidation and exchange differences		69

(505)	837	(770)	NET CASH FLOW FOR THE PERIOD	(599)	67

Change in net borrowings
(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

(859)	2,347	159	Free cash flow	1,325	2,506
101	(357)	(288)	Exchange differences on net borrowings and other changes	(233)	(645)
(1,069)	13	(2,161)	Dividends paid and changes in non-controlling interest and reserves	(1,071)	(2,148)
(1,827)	2,003	(2,290)	CHANGE IN NET BORROWINGS	21	(287)

Net cash provided by operating activities amounted to euro 9,139 million in the first half of 2010. Proceeds from divestments amounted to euro 795 million. Those cash inflows were used to fund cash outflows relating to capital expenditures totaling euro 7,107 million and dividend payments amounting to euro 2,164 million, which included payment of the balance of dividend 2009 to Eni’s shareholders (euro 1,811 million) and to minorities (euro 353 million, particularly by Saipem and Snam Rete Gas). Net borrowings as of June 30, 2010 increased by a small amount from December 31, 2009 (up euro 287 million). The divestments related to the sale to Gazprom of a 51% interest in the joint-venture OOO SeverEnergia (euro 526 million), non-strategic assets in the Exploration & Production division (euro 202 million) and of a 25% interest in the GreenStream venture (euro 75 million).

Other information

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries
Certain provisions have been recently enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of June 30, 2010 eight of Eni’s subsidiaries – Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd and Trans Tunisian Pipeline Co Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc – fall within the scope of the new continuing listing standard. Eni has already adopted adequate procedures to ensure full compliance with the new regulation.

Financial and operating information by division for the second quarter and the first half of 2010 is provided in the following pages.

____________

(6)	Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Exploration & Production

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	% Ch. 2 Q. 10 vs 2 Q. 09	First Half 2009	First Half 2010	% Ch.

				RESULTS	(euro million)
5,683	7,385	7,184	26.4	Net sales from operations		11,828	14,569	23.2
1,778	3,297	3,401	91.3	Operating profit		4,152	6,698	61.3
286	(179)	41		Exclusion of special items:		85	(138)
220		29		- asset impairments		220	29
(4)	(160)	(7)		- gains on disposal of assets		(167)	(167)
3	2	6		- provision for redundancy incentives		5	8
67	(21)	13		- re-measurement gains/losses on commodity derivatives		27	(8)
2,064	3,118	3,442	66.8	Adjusted operating profit		4,237	6,560	54.8
50	(49)	(57)		Net financial income (expense) (a)		83	(106)
125	67	199		Net income from investments (a)		113	266
(1,231)	(1,891)	(2,145)		Income taxes (a)		(2,517)	(4,036)
55.0	60.3	59.8		Tax rate	(%)	56.8	60.1
1,008	1,245	1,439	42.8	Adjusted net profit		1,916	2,684	40.1
				Results also include:
1,785	1,680	1,778	(0.4)	- amortizations and depreciations		3,471	3,458	(0.4)
				of which:
442	312	318	(28.1)	exploration expenditure		920	630	(31.5)
394	231	149	(62.2)	- amortization of exploratory drilling expenditure and other		770	380	(50.6)
48	81	169	..	- amortization of geological and geophysical exploration expenses		150	250	66.7
2,759	1,964	3,186	15.5	Capital expenditures		4,907	5,150	5.0
				of which:
352	256	259	(26.4)	- exploratory expenditure (b)		732	515	(29.6)

				Production (c) (d) (e)
986	1,011	980	(0.6)	Liquids (f)	(kboe/d)	1,000	995	(0.5)
4,290	4,615	4,319	0.8	Natural gas	(mmcf/d)	4,344	4,466	2.4
1,733	1,842	1,758	n.m.	Total hydrocarbons	(kboe/d)	1,756	1,800	n.m.
1,733	1,816	1,732	(0.1)	Total hydrocarbons net of updating the natural gas conversion rate		1,756	1,774	1.0

				Average realizations
54.43	70.93	72.33	32.9	Liquids (f)	($/bbl)	48.30	71.63	48.3
5.03	5.73	5.81	15.5	Natural gas	($/mmcf)	6.05	5.77	(4.8)
44.20	53.48	55.06	24.6	Total hydrocarbons	($/boe)	42.83	54.26	26.7

				Average oil market prices
58.79	76.24	78.30	33.2	Brent dated	($/bbl)	51.60	77.27	49.7
43.16	55.09	61.51	42.5	Brent dated	(euro/bbl)	38.74	58.19	50.2
59.54	78.67	77.78	30.6	West Texas Intermediate	($/bbl)	51.26	78.23	52.6
131.02	181.87	152.56	16.4	Gas Henry Hub	($/kcm)	146.20	167.39	14.5

(a)	Excluding special items.
(b)	Includes exploration bonuses.
(c)	Supplementary operating data is provided on page 42.
(d)	Includes Eni’s share of production of equity-accounted entities.
(e)	From April 1, 2010, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,550 cubic feet of gas (it was 1 barrel of oil = 5,742 cubic feet of gas). The effect on production has been 26 kboe/d. For further information see page 6.
(f)	Includes condensates.

Results

The Exploration & Production division reported adjusted operating profit amounting to euro 3,442 million for the second quarter of 2010, representing an increase of euro 1,378 million from the second quarter 2009, up 66.8%, mainly driven by higher oil and gas realizations in dollars (up 32.9% and 15.5%, respectively). In addition, the business reported a positive impact associated with the depreciation of the euro over the US dollar (up approximately euro 120 million) and lower exploratory expenditure. These positives were partly offset by higher operating costs and higher amortization charges taken in connection with development activities as new fields were brought into production.

Special charges excluded from the adjusted operating profit amounted to euro 41 million and mainly regarded negligible impairments of oil&gas properties as well as re-measurement gains recorded on fair value evaluation of the ineffective portion of certain cash flow hedges.

Second-quarter adjusted net profit increased by euro 431 million to euro 1,439 million from the second quarter of 2009 due to improved operating performance and higher results from equity-accounted entities. This increase was partly offset by a higher tax rate from 55% to 59.8%, (up 4.8 percentage points) mainly due to a higher share of profit before tax earned in foreign countries with a higher rate of taxes.

Adjusted operating profit for the first half of 2010 was euro 6,560 million, an increase of euro 2,323 million from the first half of 2009, up 54.8%, mainly driven by higher oil realizations in dollars (up 48.3%). Lower expenses were also incurred in connection with exploration activities. These positives were partly offset by rising operating costs and amortization charges taken in connection with development activities as new fields were brought into production, as well as lower gas realizations in dollars (down 4.8%).

Special gains excluded from the adjusted operating profit amounted to euro 138 million and mainly concerned gains from the divestment of certain exploration and production assets, impairments of oil&gas properties as well as re-measurement gains recorded on fair value evaluation of the ineffective portion of certain cash flow hedges.

Adjusted net profit for the first half of 2010 increased by euro 768 million to euro 2,684 million from the first half of 2009 due to an improved operating performance and higher results from equity-accounted entities. These increases were partly offset by a higher tax rate from 56.8% to 60.1%, (up 3.3 percentage points) mainly due to a higher share of profit before tax earned in foreign countries with a higher rate of taxes.

Operating review

In the second quarter of 2010 Eni reported oil and natural gas production of 1,758 kboe/d. Production was substantially unchanged from a year-ago quarter when excluding the effect of the updated gas conversion rate as disclosed above (see page 6). The performance was positively influenced by organic growth achieved in Nigeria, Congo and Italy as well as new field start-ups and production ramp-up at fields which were started-up in 2009. These increases were offset by planned facility shutdowns in the North Sea and in Kazakhstan as well as mature field declines. Also, production was negatively affected by lower gas uplifts in Libya due to oversupply conditions on the European gas market. Finally, the combined negative impact associated with lower entitlements in the Company’s PSAs due to higher oil prices net of lower OPEC restrictions (overall down 10 kboe/d) reduced growth by half of a percentage point. The share of oil and natural gas produced outside Italy was 89% (90% in the second quarter of 2009).

Liquids production (980 kbbl/d) decreased by 6 kbbl/d (down 0.6%). The main reductions were recorded for planned facility shutdowns in the North Sea and Kazakhstan as well as the combined negative impact associated with lower entitlements in the Company’s PSAs due to higher oil prices net of lower OPEC restrictions. These negatives were partly offset by organic growth achieved in Nigeria, due to the ramp-up of the Oyo project (Eni’s interest 40%) and lower impact of disruptions resulting from security issues, Congo, due to the ramp-up of the Awa Paloukou project (Eni’s interest 90%) and Italy as a result of the ramp-up of the Val d’Agri phase-2 project (Eni’s interest 60.77%).

Gas production (4,319 mmcf/d) increased by 29 mmcf/d from the second quarter of 2009 (up 0.8%). Organic growth in Nigeria, Congo and Italy was partially offset by lower uplifts in Libya and mature field declines.

Eni reported oil and natural gas production for the first half of 2010 of 1,800 kboe/d. Production grew by 1% in the first half of 2010 when excluding the effect of the updated gas conversion rate as disclosed above (see page 6). Performance was mainly driven by organic growth achieved in Nigeria, Congo and the USA, new field start-ups and production ramp-ups at fields which were started-up in 2009. These positives were partly offset by planned facility shutdowns and mature field declines. Also, production was negatively affected by a combined negative impact associated with lower entitlements in the Company’s PSAs due to higher oil prices net of lower OPEC restrictions (down for a cumulative 15 kboe/d approximately). The share of oil and natural gas produced outside Italy was 90% (90% in the first half of 2009).

Liquids production (995 kbbl/d) decreased by 5 kbbl/d (down 0.5%). The impact of mature field declines, planned facility shutdowns in the North Sea and Kazakhstan as well as the combined negative impact associated with lower entitlements in the Company’s PSAs net of lower OPEC restrictions, was partly offset by the organic growth in achieved in Nigeria, Congo and the USA.

Natural gas production (4,466 mmcf/d) increased by 122 mmcf/d from the first half of 2009 (up 2.4%). The main increases were registered in Nigeria, Congo and the USA due to organic growth. Main decreases were registered in the North Sea and Egypt.

In the second quarter of 2010 liquids realizations increased on average by 32.9% in dollar terms from the corresponding period a year ago (up 48.3% in the first half of 2010) driven by a favorable market environment (Brent increased by 33.2% and 49.7% in the second quarter and first half of 2010, respectively).
Eni’s average liquid realizations decreased by 1.31 $/bbl in the second quarter of 2010 (1.22 $/bbl in the first half of 2010) due to the settlement of certain commodity derivatives relating to the sale of 7.1 mmbbl in the quarter (14.2 mmbbl in the first half). This was part of a derivative transaction the Company entered into to hedge exposure to variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period. As of June 30, 2010, the residual amount of that hedging transaction was 23.3 mmbbl.
Eni’s average gas realizations showed a slower pace of increase (up 15.5% in the second quarter; down 4.8% in the first half) due to time lags in oil-linked pricing formulae and weak demand in areas where gas is sold on a spot basis.

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

			LIQUIDS
94.1	85.8	86.4	Volumes sold	(mmbbl)	187.0	172.2
10.5	7.1	7.1	Sales volumes hedged by derivatives (cash flow hedge)		21.0	14.2

54.30	72.06	73.64	Total price per barrel, excluding derivatives	($/bbl)	47.51	72.85
0.13	(1.13)	(1.31)	Realized gains (losses) on derivatives		0.79	(1.22)

54.43	70.93	72.33	Total average price per barrel		48.30	71.63

Gas & Power

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	% Ch. 2 Q. 10 vs 2 Q. 09	First Half 2009	First Half 2010	% Ch.

				RESULTS	(euro million)
5,619	8,708	5,960	6.1	Net sales from operations		17,468	14,668	(16.0)
863	1,316	592	(31.4)	Operating profit		2,116	1,908	(9.8)
18	(81)	(25)		Exclusion of inventory holding (gains) losses		294	(106)
(191)	32	62		Exclusion of special items:		(357)	94
15	5	(1)		- environmental charges		17	4
	10			- asset impairments			10
(5)		1		- gains on disposal of assets		(5)	1
5	6	2		- provision for redundancy incentives		8	8
(206)	11	60		- re-measurement gains/losses on commodity derivatives		(377)	71
690	1,267	629	(8.8)	Adjusted operating profit		2,053	1,896	(7.6)
213	614	51	(76.1)	Marketing		987	665	(32.6)
390	533	481	23.3	Regulated businesses in Italy (a)		859	1,014	18.0
87	120	97	11.5	International transport		207	217	4.8
(6)	(2)	9		Net finance income (expense) (b)		(12)	7
62	100	95		Net income from investments (b)		162	195
(249)	(410)	(212)		Income taxes (b)		(718)	(622)
33.4	30.0	28.9		Tax rate (%)		32.6	29.6
497	955	521	4.8	Adjusted net profit		1,485	1,476	(0.6)
361	310	367	1.7	Capital expenditures		751	677	(9.9)

				Natural gas sales	(bcm)
17.33	26.45	15.81	(8.8)	Sales of consolidated subsidiaries		45.69	42.26	(7.5)
7.90	10.87	6.24	(21.0)	Italy (includes own consumption)		21.11	17.11	(18.9)
9.17	15.45	9.26	1.0	Rest of Europe		24.20	24.71	2.1
0.26	0.13	0.31	19.2	Outside Europe		0.38	0.44	15.8
1.67	2.46	2.04	22.2	Eni’s share of sales of natural gas of affiliates		4.17	4.50	7.9
19.00	28.91	17.85	(6.1)	Total sales and own consumption (G&P)		49.86	46.76	(6.2)
1.46	1.60	1.34	(8.2)	E&P in Europe and in the Gulf of Mexico		2.95	2.94	(0.3)
20.46	30.51	19.19	(6.2)	Worldwide gas sales		52.81	49.70	(5.9)
17.83	23.98	19.08	7.0	Gas volumes transported in Italy	(bcm)	38.11	43.06	13.0
7.57	9.00	9.61	26.9	Electricity sales	(TWh)	15.35	18.61	21.2

(a)	From January 1, 2010, amortization and depreciation in the transportation business segment were determined taking into account an increase in the useful life of pipelines (from 40 to 50 years), which was revised recently by the Authority of Electricity and Gas for tariff purposes. Taking into account the ways of recognizing tariff components linked to new amortization and depreciation, the Company decided to adjust the useful life of these assets in line with the conventional tariff duration.
(b)	Excluding special items.

Results

In the second quarter of 2010 the Gas & Power division reported adjusted operating profit of euro 629 million, a decrease of euro 61 million from the second quarter of 2009, down 8.8%, due to a lower performance delivered by the Marketing business (down 76.1%), partly offset by a better performance of the Italian regulated business (up 23.3%). Results from the Marketing activity were affected by negative trends in pricing conditions associated with oil-linked formulae, and lowered volumes and margins, partly offset by the positive impact associated with supply contract renegotiation and optimization. Also reported results did not take into account certain gains recorded in previous quarters on the settlement of non-hedging commodity derivatives amounting to euro 61 million which could be associated with the sale of gas and electricity occurred in the quarter. As those derivatives did not meet all the formal criteria to be designated as hedges under IFRS, the Company was barred from applying hedge-accounting and thus bringing forward gains and losses associated with those derivatives to the reporting period when the associated sales occur. However, in assessing the underlying performance of the Marketing business, management calculates the EBITDA pro-forma adjusted which represents those derivatives as being hedges with associated gains and losses recognized in the reporting period when the relevant sales occur. Management believes that disclosing this internally used measure is helpful in assisting investors to understand these business trends (see page 20). The EBITDA pro-forma adjusted delivered by the Marketing business in the second quarter

2010 showed a smaller decline than that of the operating profit compared to the second quarter of 2009, due to the inclusion of the above mentioned gains on those derivatives.

Special charges excluded from operating profit amounted to euro 62 million for the second quarter of 2010 and euro 94 million for the first half of 2010. These mainly related to the impact on fair value evaluation of certain non-hedging commodity derivatives in the Marketing business.

Adjusted net profit for the second quarter of 2010 was euro 521 million, increasing by euro 24 million from 2009 (up 4.8%) due to higher earnings and other financial gains reported by equity-accounted entities and lower adjusted tax rate (from 33.4% to 28.9%) which more than offset the lowered operating performance.

In the first half of 2010 the Gas & Power division reported adjusted operating profit of euro 1,896 million, a decrease of euro 157 million from the first half of 2009, down 7.6%, due to a lower performance delivered by the Marketing business (down 32.6%), partly offset by a better performance of the Italian regulated businesses (up 18%). Results from the Marketing activity were negatively affected by the same business trends as in the second quarter and did not take into account certain gains recorded in previous quarters on the settlement of non-hedging commodity derivatives amounting to euro 82 million which could be associated with the sale of gas and electricity occurred in the first half of 2010. In the first half of 2009, those gains amounted to euro 160 million which were not recognized in the operating profit of that period. Those gains were reflected in calculating the EBITDA pro-forma adjusted which represented those derivatives as being hedges with associated gains recognized in each of the reporting periods where the associated sales occurred (see page 20).
Net adjusted profit for the period amounted to euro 1,476 million, unchanged from a year ago due to the same business trends as in the quarter.

Operating review

Marketing
In the second quarter of 2010, the marketing business reported adjusted operating profit of euro 51 million representing a decrease of euro 162 million from the second quarter of 2009 (down 76%). Considering the impact associated with the above mentioned non-hedging commodity derivatives, the following factors had a negative effect on Marketing results:
(i) unfavorable trends in energy parameters provided in contractual oil-linked pricing formulae;
(ii) sharply lower sales volumes in Italy (down 1.66 bcm, or 21%) and declining margins as competitive pressures mounted.
These negatives were partly offset by the renegotiation of a number of long-term supply contracts and supply optimization measures.

In the first half of 2010 adjusted operating profit was euro 665 million, a decrease of euro 322 million from the first half of 2009 due to the same business trends as in the quarterly review.

NATURAL GAS SALES BY MARKET
(bcm)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	% Ch. 2 Q. 10 vs 2 Q. 09	First Half 2009	First Half 2010	% Ch.

7.90	10.87	6.27	(20.6)	ITALY	21.11	17.14	(18.8)
0.94	1.93	0.65	(30.9)	- Wholesalers	3.75	2.58	(31.2)
0.24	0.40	0.14	(41.7)	- Gas release	0.65	0.54	(16.9)
0.29	1.04	0.71	..	- Italian exchange for gas and spot markets	0.39	1.75	..
1.97	1.58	1.51	(23.4)	- Industries	4.09	3.09	(24.4)
0.12	0.52	0.14	16.7	- Medium-sized enterprises and services	0.60	0.66	10.0
2.35	0.75	0.83	(64.7)	- Power generation	5.00	1.58	(68.4)
0.74	3.11	0.76	2.7	- Residential	3.87	3.87	..
1.25	1.54	1.53	22.4	- Own consumption	2.76	3.07	11.2
12.56	19.64	12.92	2.9	INTERNATIONAL SALES	31.70	32.56	2.7
10.65	17.61	10.87	2.1	Rest of Europe	27.83	28.48	2.3
2.36	3.22	2.13	(9.7)	- Importers in Italy	5.77	5.35	(7.3)
8.29	14.39	8.74	5.4	- European markets	22.06	23.13	4.9
1.70	1.63	1.70	..	Iberian Peninsula	3.25	3.33	2.5
0.95	1.82	1.25	31.6	Germany-Austria	2.68	3.07	14.6
2.16	5.22	2.64	22.2	Belgium	7.26	7.86	8.3
0.17	1.09	0.26	52.9	Hungary	1.46	1.35	(7.5)
1.01	1.41	0.88	(12.9)	Northern Europe	1.98	2.29	15.7
1.02	0.98	0.47	(53.9)	Turkey	2.32	1.45	(37.5)
1.02	1.77	1.24	21.6	France	2.36	3.01	27.5
0.26	0.47	0.30	15.4	Other	0.75	0.77	2.7
0.45	0.43	0.71	57.8	Extra European markets	0.92	1.14	23.9
1.46	1.60	1.34	(8.2)	E&P in Europe and in the Gulf of Mexico	2.95	2.94	(0.3)
20.46	30.51	19.19	(6.2)	WORLDWIDE GAS SALES	52.81	49.70	(5.9)

Sales of natural gas for the second quarter of 2010 were 19.19 bcm, a decrease of 1.27 bcm from the second quarter of 2009, down 6.2%. This was a result of lower volumes sold on the Italian market reflecting rising competitive pressures, partly offset by steady trends in sales on the European markets. Sales included own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico.
Sales volumes on the Italian market declined by 1.63 bcm, or 20.6%, to 6.27 bcm due to strong competitive pressures, which were exacerbated by oversupply conditions on the marketplace. Eni experienced lower sales in almost all of its segments, including the power generation business (down 1.52 bcm), and in a lesser extent, industrial customers (down 0.46 bcm) and wholesalers (down 0.29 bcm). Sales to the residential sector were nearly unchanged.

International sales were up 0.36 bcm, or 2.9%, to 12.92 bcm, benefiting from organic growth achieved on target markets in the Rest of Europe (up 0.45 bcm, or 5.4%), particularly in Belgium (up 0.48 bcm), Germany/Austria (up 0.30 bcm) and France (up 0.22 bcm). Sales declined in Turkey (down 0.55 bcm) and in Northern Europe (down 0.13 bcm).

In the first half of 2010, sales of natural gas were 49.70 bcm, down 3.11 bcm, or 5.9%, mainly due to unfavorable trends on the Italian market, partly offset by increasing volumes on European markets.
Sales volumes on the Italian market declined by 3.97 bcm, or 18.8%, to 17.14 bcm, due to increasing competitive pressures. Lower sales were recorded in the power generation business (down 3.42 bcm), to wholesalers (down 1.17 bcm) and industrial customers (down 1 bcm). Sales volumes to the residential sector (3.87 bcm) were nearly unchanged, while sales to medium-sized enterprises and services posted a small increase (up 0.06 bcm).

International sales were up 0.86 bcm, or 2.7%, to 32.56 bcm, due to the organic growth achieved in France (up 0.65 bcm), Belgium (up 0.60 bcm), Germany/Austria (up 0.39 bcm) and Northern Europe (up 0.31 bcm). Sales declined in Turkey and Hungary.

Electricity sales for the second quarter of 2010 increased by 26.9% (by 21.2% in the first half of 2010) to 9.61 TWh in the quarter (18.61 TWh in the first half), driven by a slight recovery in electricity demand and mainly related to higher volumes traded on the Italian power exchange (up 1.04 TWh and up 2.06 TWh in the second quarter and the first half of 2010, respectively). Sales on open markets and to industrial plants benefited from a greater availability of power generated by Eni’s plants and higher volumes traded.

Regulated Businesses in Italy
In the second quarter of 2010 these businesses reported an adjusted operating profit of euro 481 million, up euro 91 million from the same period a year-ago, or 23.3%, due to improved business trends and synergies achieved by integrating the businesses following the reorganization that took place in 2009. The Transport business increased operating performance by euro 63 million, or 24.3% mainly due to: (i) lower operating costs related to in-kind remuneration of gas used in transport activity; (ii) lower amortization charges, related to the revision of the useful lives of gas pipelines (from 40 to 50 years); and (iii) increased volumes transported on behalf of third parties, due to a slight recovery in domestic demand.
Also the Distribution Business reported improved results (up euro 26 million) driven by a positive impact associated with a new tariff regime set by the Authority for Electricity and Gas intended to cover amortization charges.
The Storage business reported an adjusted operating profit of euro 44 million, a slight increase from the second quarter of 2009 (euro 42 million).

In the first half of 2010, these businesses reported an adjusted operating profit of euro 1,014 million, up euro 155 million, or 18% mainly due to the improved results achieved by the Transport (euro 121 million) and Distribution (up euro 26 million) due to the same factors described above.
Adjusted operating profit of the Storage business was euro 134 million for the first half of 2010 (euro 126 million for the first half of 2009).

Volumes of gas transported in Italy (19.08 bcm in the first quarter of 2010 and 43.06 bcm in the first half of 2010) increased by 1.25 bcm from the first quarter or 7% (up 4.95 bcm from the first half of 2009, or 13%) reflecting a recovery in domestic gas demand.

In the first half of 2010, 3.81 bcm of gas were inputted to Company's storage deposits (down 0.49 bcm from the first half of 2009) while 4.84 bcm were supplied, a decrease of 1.21 bcm compared to the same period of 2009. Storage capacity amounted to 14.2 bcm, of which 5 were destined to strategic storage.

International Transport
This business reported an adjusted operating profit of euro 97 million for the second quarter of 2010 (euro 217 million for the first half) representing an increase of euro 10 million from the second quarter of 2009, or 11.5%, (up euro 10 million, or 4.8%, from the first half of 2009).

Other performance indicators

Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	% Ch. 2 Q. 10 vs 2 Q. 09	First Half 2009	First Half 2010	% Ch.

821	1,432	825	0.5	Pro-forma adjusted EBITDA	2,541	2,257	(11.2)
374	856	299	(20.1)	Marketing	1,558	1,155	(25.9)
(15)	21	61		of which: +/(-) adjustment on commodity derivatives	160	82
301	379	350	16.3	Regulated businesses in Italy	644	729	13.2
146	197	176	20.5	International transport	339	373	10.0

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit which is also modified to take into account the impact associated with certain derivatives instruments as discussed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Snam Rete Gas’ EBITDA is included according to Eni’s share of equity (55.57% as of June 30, 2010, which takes into account the amount of own shares held in treasury by the subsidiary itself) although this Company is fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its listed company status. Italgas SpA and Stoccaggi Gas Italia SpA results are also included according to the same share of equity as Snam Rete Gas, due to the closing of the restructuring deal which involved Eni’s regulated business in the Italian gas sector. The parent company Eni SpA divested the entire share capital of the two subsidiaries to Snam Rete Gas. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business has been modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods. The impact of those derivatives has been allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power division, taking into account evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	% Ch. 2 Q. 10 vs 2 Q. 09	First Half 2009	First Half 2010	% Ch.

				RESULTS	(euro million)
7,735	9,346	10,909	41.0	Net sales from operations		14,121	20,255	43.4
47	105	255	..	Operating profit (a)		287	360	25.4
(258)	(232)	(305)		Exclusion of inventory holding (gains) losses		(467)	(537)
105	33	(2)		Exclusion of special items:		129	31
15	17	17		- environmental charges		22	34
46	22	11		- asset impairments		52	33
2	(10)			- gains on disposal of assets		1	(10)
15				- risk provisions		15
3	2	4		- provision for redundancy incentives		8	6
24	2	(34)		- re-measurement gains/losses on commodity derivatives		31	(32)
(106)	(94)	(52)	50.9	Adjusted operating profit		(51)	(146)	..
4	45	21		Net income from investments (b)		39	66
3	19	12		Income taxes (b)		(19)	31
..	..	..		Tax rate	(%)	..	..
(99)	(30)	(19)	80.8	Adjusted net profit		(31)	(49)	(58.1)
132	118	149	12.9	Capital expenditures		217	267	23.0

				Global indicator refining margin
3.61	2.40	3.39	(6.1)	Brent	($/bbl)	4.47	2.90	(35.1)
2.65	1.74	2.66	0.4	Brent	(euro/bbl)	3.36	2.18	(35.1)
3.90	3.20	4.48	14.9	Brent/Ural	($/bbl)	5.09	3.84	(24.6)

				REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.90	5.86	6.54	10.8	Refining throughputs of wholly-owned refineries		11.62	12.40	6.7
7.11	6.88	7.42	4.4	Refining throughputs on own account Italy		14.16	14.30	1.0
1.21	1.26	1.31	8.3	Refining throughputs on own account Rest of Europe		2.49	2.57	3.2
8.32	8.14	8.73	4.9	Refining throughputs on own account		16.65	16.87	1.3
2.31	2.01	2.17	(6.1)	Retail sales Italy		4.41	4.18	(5.2)
0.76	0.67	0.77	1.3	Retail sales Rest of Europe		1.45	1.44	(0.7)
3.07	2.68	2.94	(4.2)	Total retail sales in Europe		5.86	5.62	(4.1)
2.25	2.04	2.33	3.6	Wholesale Italy		4.66	4.37	(6.2)
0.85	0.86	0.97	14.1	Wholesale Rest of Europe		1.76	1.83	4.0
3.10	2.90	3.30	6.5	Total wholesale in Europe		6.42	6.20	(3.4)
0.12	0.09	0.11	(8.3)	Wholesale other		0.21	0.20	(4.8)
4.87	5.20	5.42	11.3	Other sales		9.64	10.62	10.2
11.16	10.87	11.77	5.5	TOTAL SALES		22.13	22.64	2.3

				Refined product sales by region
6.72	6.17	6.82	1.5	Italy		12.90	12.99	0.7
1.61	1.53	1.74	8.1	Rest of Europe		3.21	3.27	1.9
2.83	3.17	3.21	13.4	Rest of World		6.02	6.38	6.0

(a)	From January 1, 2010, management has reviewed the residual useful lives of refineries and related facilities due to a change in the expected pattern of consumption of the expected future economic benefit embodied in those assets. In doing so, the Company has aligned with practices prevailing among integrated oil companies, particularly the European companies. Management’s conclusions have been supported by an independent technical review.
(b)	Excluding special items.

Results

In the second quarter of 2010 the Refining & Marketing reported a remarkable improvement, with operating losses being almost halved from a year ago. The Division operating loss was reduced by euro 54 million (from a loss of euro 106 million to euro 52 million) compared to the second quarter of 2009, up 50.9%, driven by improved refining margins on complex throughputs. The main trend behind this was the re-opening of light-heavy crude differentials in the Mediterranean area. Also results were helped by the positive impact of the appreciation of the dollar over the euro.
On the negative side, profitability of simple throughputs was influenced by lowered relative prices of products to oil feedstock costs due to weak industry fundamentals. Quarterly results were also affected by a lower operating performance delivered by Marketing activities in Italy, due to lower volumes sold driven by weak domestic demand for automotive fuels.

Special charges excluded from adjusted operating loss mainly related to environmental provisions, impairment of capital expenditures on assets impaired in previous reporting periods, the re-measurement impacts recorded on fair value evaluation of certain non-hedging commodity derivatives.

Adjusted net loss for the second quarter of 2010 amounted to euro 19 million, a decrease of euro 80 million, due to an improved operating performance and increased earnings reported by equity-accounted entities.

In the first half of 2010, the division reported an adjusted operating loss amounting to euro 146 million, increasing by euro 95 million from a year ago. This trend reflected lower refining margins due to weak industry fundamentals, mainly in the first quarter of the year.

In the first half of 2010, special charges excluded from adjusted operating loss (euro 31 million) mainly related to environmental provisions, impairment of capital expenditures on assets impaired in previous reporting periods and the re-measurement impacts recorded on fair value evaluation of certain non-hedging commodity derivatives.

In the first half of 2010, adjusted net loss was euro 49 million (down euro 18 million from the first half of 2009) mainly due to a lower operating performance partly offset by higher earnings reported by equity-accounted entities.

Operating review

Eni’s refining throughputs for the second quarter of 2010 were 8.73 mmtonnes (16.87 mmtonnes in the first half of 2010), up 4.9% from the second quarter of 2009 (up 1.3% from the first half of 2009). Higher volumes were processed in Italy reflecting increased volumes processed at Eni’s plants in Livorno and Gela mainly due to re-scheduling of maintenance activities to capture upsides relating to a more favorable scenario in the second quarter.
Volumes processed outside Italy increased by 8.3% in the second quarter (up 3.2% from the first half of 2009) mainly at Eni’s plants in the Czech Republic in response to the recovery of market demand.

Retail sales in Italy (2.17 mmtonnes in the second quarter and 4.18 mmtonnes in the first half of 2010) decreased by approximately 140 ktonnes, down 6.1% from the second quarter of 2009 (approximately 230 ktonnes, down 5.2% from the first half of 2009). These reductions were mainly due to lower domestic demand for gasoline.
Eni’s retail market share for the quarter was 30.2%, down 1.4 percentage point (30.3% for the first half, down 1.3 percentage point) from the corresponding period of 2009 (31.6%).
Wholesale sales in Italy (2.33 mmtonnes) increased by 80 ktonnes, or 3.6% from the second quarter of 2009 despite lower demand reflecting challenging economic conditions. In the first half of 2010, wholesale sales in Italy slightly decreased by 290 ktonnes from the first half of 2009, down 6.2%, mainly relating to fuel oil sales.

Retail sales in the rest of Europe were 770 ktonnes in the second quarter of 2010 (1.44 mmtonnes in the first half of 2010), almost in line with the same periods in 2009.
Wholesale sales in the Rest of Europe were 970 ktonnes (1.83 mmtonnes in the first half of 2010) and reported a slight increase.

Summarized Group profit and loss account

(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	% Ch. 2 Q. 10 vs 2 Q. 09	First Half 2009	First Half 2010	% Ch.

18,267	24,804	22,902	25.4	Net sales from operations	42,008	47,706	13.6
141	285	252	78.7	Other income and revenues	501	537	7.2
(13,624)	(18,096)	(16,569)	(21.6)	Operating expenses	(31,597)	(34,665)	(9.7)
31	38	(5)	..	Other operating income (expense)	48	33	(31.3)
(2,410)	(2,184)	(2,275)	5.6	Depreciation, depletion, amortization and impairments	(4,588)	(4,459)	2.8

2,405	4,847	4,305	79.0	Operating profit	6,372	9,152	43.6
(189)	(245)	(356)	(88.4)	Finance expense	(219)	(601)	..
214	225	447	..	Net income from investments	358	672	87.7

2,430	4,827	4,396	80.9	Profit before income taxes	6,511	9,223	41.7
(1,390)	(2,408)	(2,457)	(76.8)	Income taxes	(3,361)	(4,865)	(44.7)
57.2	49.9	55.9		Tax rate (%)	51.6	52.7
1,040	2,419	1,939	86.4	Net profit	3,150	4,358	38.3
832	2,222	1,824	119.2	- Net profit attributable to Eni’s shareholders	2,736	4,046	47.9
208	197	115	(44.7)	- Net profit attributable to non-controlling interest	414	312	(24.6)

832	2,222	1,824	119.2	Net profit attributable to Eni’s shareholders	2,736	4,046	47.9
(143)	(280)	(250)		Exclusion of inventory holding (gains) losses	(52)	(530)
213	(120)	51		Exclusion of special items	(23)	(69)
902	1,822	1,625	80.2	Adjusted net profit attributable to Eni’s shareholders (a)	2,661	3,447	29.5

(a)	For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

NON-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Furthermore, finance charges on finance debt, interest income, gains or losses deriving from the evaluation of certain derivative financial instruments at fair value through profit or loss (as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives), and exchange rate differences are all excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (34% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non-hedging commodity derivatives, including the ineffective portion of cash flow hedges.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of the aforementioned derivative financial instruments, excluding commodity derivatives, and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)

First Half 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	6,698	1,908	360	53	625	(153)	(174)	(165)	9,152
Exclusion of inventory holding (gains) losses		(106)	(537)	(134)					(777)

Exclusion of special items:
environmental charges		4	34			31	22		91
asset impairments	29	10	33	9		8			89
gains on disposal of assets	(167)	1	(10)						(176)
risk provisions						6			6
provision for redundancy incentives	8	8	6	2	7	1	12		44
re-measurement gains/losses on commodity derivatives	(8)	71	(32)						31
other						(1)			(1)

Special items of operating profit	(138)	94	31	11	7	45	34		84

Adjusted operating profit	6,560	1,896	(146)	(70)	632	(108)	(140)	(165)	8,459
Net finance (expense) income (a)	(106)	7			47	(10)	(492)		(554)
Net income from investments (a)	266	195	66	2	(3)	(4)	(1)		521
Income taxes (a)	(4,036)	(622)	31	2	(206)		102	62	(4,667)

Tax rate (%)	60.1	29.6	..		30.5				55.4
Adjusted net profit	2,684	1,476	(49)	(66)	470	(122)	(531)	(103)	3,759

of which:
- Adjusted net profit of non-controlling interest									312
- Adjusted net profit attributable to Eni’s shareholders									3,447

Reported net profit attributable to Eni’s shareholders									4,046

Exclusion of inventory holding (gains) losses									(530)
Exclusion of special items									(69)

Adjusted net profit attributable to Eni’s shareholders									3,447

(a)	Excluding special items.

(euro million)

First Half 2009	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	4,152	2,116	287	(454)	580	(177)	(187)	55	6,372
Exclusion of inventory holding (gains) losses		294	(467)	108					(65)

Exclusion of special items:
environmental charges		17	22			45			84
asset impairments	220		52	89		4			365
gains on disposal of assets	(167)	(5)	1		(1)	(2)			(174)
risk provisions			15			(4)			11
provision for redundancy incentives	5	8	8	3		2	12		38
re-measurement gains/losses on commodity derivatives	27	(377)	31	(3)	(10)				(332)
other						4			4

Special items of operating profit	85	(357)	129	89	(11)	49	12		(4)

Adjusted operating profit	4,237	2,053	(51)	(257)	569	(128)	(175)	55	6,303
Net finance (expense) income (a)	83	(12)				28	(318)		(219)
Net income from investments (a)	113	162	39		19				333
Income taxes (a)	(2,517)	(718)	(19)	48	(139)		27	(24)	(3,342)

Tax rate (%)	56.8	32.6	..		23.6				52.1
Adjusted net profit	1,916	1,485	(31)	(209)	449	(100)	(466)	31	3,075

of which:
- Adjusted net profit of non-controlling interest									414
- Adjusted net profit attributable to Eni’s shareholders									2,661

Reported net profit attributable to Eni’s shareholders									2,736

Exclusion of inventory holding (gains) losses									(52)
Exclusion of special items									(23)

Adjusted net profit attributable to Eni’s shareholders									2,661

(a)	Excluding special items.

(euro million)

Second Quarter 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	3,401	592	255	17	334	(93)	(104)	(97)	4,305
Exclusion of inventory holding (gains) losses		(25)	(305)	(38)					(368)

Exclusion of special items:
environmental charges		(1)	17			31	22		69
asset impairments	29		11	9		8			57
gains on disposal of assets	(7)	1							(6)
risk provisions						6			6
provision for redundancy incentives	6	2	4	1	7		7		27
re-measurement gains/losses on commodity derivatives	13	60	(34)		2				41
other						(3)			(3)

Special items of operating profit	41	62	(2)	10	9	42	29		191

Adjusted operating profit	3,442	629	(52)	(11)	343	(51)	(75)	(97)	4,128
Net finance (expense) income (a)	(57)	9			47	(10)	(298)		(309)
Net income from investments (a)	199	95	21	2	(5)		(1)		311
Income taxes (a)	(2,145)	(212)	12	(14)	(112)		45	36	(2,390)

Tax rate (%)	59.8	28.9	..		29.1				57.9
Adjusted net profit	1,439	521	(19)	(23)	273	(61)	(329)	(61)	1,740

of which:
- Adjusted net profit of non-controlling interest									115
- Adjusted net profit attributable to Eni’s shareholders									1,625

Reported net profit attributable to Eni’s shareholders									1,824

Exclusion of inventory holding (gains) losses									(250)
Exclusion of special items									51

Adjusted net profit attributable to Eni’s shareholders									1,625

(a)	Excluding special items.

(euro million)

Second Quarter 2009	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	1,778	863	47	(287)	310	(122)	(124)	(60)	2,405
Exclusion of inventory holding (gains) losses		18	(258)	50					(190)

Exclusion of special items:
environmental charges		15	15			45			75
asset impairments	220		46	89		3			358
gains on disposal of assets	(4)	(5)	2		(1)	(1)			(9)
risk provisions			15			(4)			11
provision for redundancy incentives	3	5	3	2		2	7		22
re-measurement gains/losses on commodity derivatives	67	(206)	24		(12)				(127)
other						4			4

Special items of operating profit	286	(191)	105	91	(13)	49	7		334

Adjusted operating profit	2,064	690	(106)	(146)	297	(73)	(117)	(60)	2,549
Net finance (expense) income (a)	50	(6)				(2)	(231)		(189)
Net income from investments (a)	125	62	4		11				202
Income taxes (a)	(1,231)	(249)	3	32	(82)		56	19	(1,452)

Tax rate (%)	55.0	33.4	..		26.6				56.7
Adjusted net profit	1,008	497	(99)	(114)	226	(75)	(292)	(41)	1,110

of which:
- Adjusted net profit of non-controlling interest									208
- Adjusted net profit attributable to Eni’s shareholders									902

Reported net profit attributable to Eni’s shareholders									832

Exclusion of inventory holding (gains) losses									(143)
Exclusion of special items									213

Adjusted net profit attributable to Eni’s shareholders									902

(a)	Excluding special items.

(euro million)

First Quarter 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	3,297	1,316	105	36	291	(60)	(70)	(68)	4,847
Exclusion of inventory holding (gains) losses		(81)	(232)	(96)					(409)

Exclusion of special items:
environmental charges		5	17						22
asset impairments		10	22						32
gains on disposal of assets	(160)		(10)						(170)
provision for redundancy incentives	2	6	2	1		1	5		17
re-measurement gains/losses on commodity derivatives	(21)	11	2		(2)				(10)
other						2			2

Special items of operating profit	(179)	32	33	1	(2)	3	5		(107)

Adjusted operating profit	3,118	1,267	(94)	(59)	289	(57)	(65)	(68)	4,331
Net finance (expense) income (a)	(49)	(2)					(194)		(245)
Net income from investments (a)	67	100	45		2	(4)			210
Income taxes (a)	(1,891)	(410)	19	16	(94)		57	26	(2,277)

Tax rate (%)	60.3	30.0	..		32.3				53.0
Adjusted net profit	1,245	955	(30)	(43)	197	(61)	(202)	(42)	2,019

of which:
- Adjusted net profit of non-controlling interest									197
- Adjusted net profit attributable to Eni’s shareholders									1,822

Reported net profit attributable to Eni’s shareholders									2,222

Exclusion of inventory holding (gains) losses									(280)
Exclusion of special items									(120)

Adjusted net profit attributable to Eni’s shareholders									1,822

(a)	Excluding special items.

Breakdown of special items
(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

			Special charges (income)
358	32	57	Asset impairments	365	89
75	22	69	Environmental charges	84	91
(9)	(170)	(6)	Gains on disposal of assets	(174)	(176)
11		6	Risk provisions	11	6
22	17	27	Provisions for redundancy incentives	38	44
(127)	(10)	41	Re-measurement gains/losses on commodity derivatives	(332)	31
4	2	(3)	Other	4	(1)

334	(107)	191		(4)	84

		47	Finance (income) expense		47
2		(118)	Net income from investments	(8)	(118)
			of which:
		(140)	- gains on disposal of interests		(140)
		20	- impairments		20
(123)	(13)	(69)	Income taxes	(11)	(82)
			of which:
(27)			Effects of Legislative Decree No. 112/2008	(27)
(96)	(13)	(69)	Tax impact on special items of operating profit	16	(82)
213	(120)	51	Total special items of net profit	(23)	(69)

Adjusted operating profit
(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	% Ch. 2 Q. 10 vs 2 Q. 09	First Half 2009	First Half 2010	% Ch.

2,064	3,118	3,442	66.8	Exploration & Production	4,237	6,560	54.8
690	1,267	629	(8.8)	Gas & Power	2,053	1,896	(7.6)
(106)	(94)	(52)	50.9	Refining & Marketing	(51)	(146)	..
(146)	(59)	(11)	92.5	Petrochemicals	(257)	(70)	72.8
297	289	343	15.5	Engineering & Construction	569	632	11.1
(73)	(57)	(51)	30.1	Other activities	(128)	(108)	15.6
(117)	(65)	(75)	35.9	Corporate and financial companies	(175)	(140)	20.0
(60)	(68)	(97)		Impact of unrealized intragroup profit elimination	55	(165)
2,549	4,331	4,128	61.9		6,303	8,459	34.2

Net sales from operations
(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	% Ch. 2 Q. 10 vs 2 Q. 09	First Half 2009	First Half 2010	% Ch.

5,683	7,385	7,184	26.4	Exploration & Production	11,828	14,569	23.2
5,619	8,708	5,960	6.1	Gas & Power	17,468	14,668	(16.0)
7,735	9,346	10,909	41.0	Refining & Marketing	14,121	20,255	43.4
1,027	1,476	1,698	65.3	Petrochemicals	1,905	3,174	66.6
2,466	2,512	2,496	1.2	Engineering & Construction	4,881	5,008	2.6
21	25	27	28.6	Other activities	47	52	10.6
302	302	332	9.9	Corporate and financial companies	611	634	3.8
(5)	64	(171)		Impact of unrealized intragroup profit elimination	(19)	(107)
(4,581)	(5,014)	(5,533)		Consolidation adjustment	(8,834)	(10,547)
18,267	24,804	22,902	25.4		42,008	47,706	13.6

Operating expenses
(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	% Ch. 2 Q. 10 vs 2 Q. 09	First Half 2009	First Half 2010	% Ch.

12,537	17,051	15,415	23.0	Purchases, services and other	29,520	32,466	10.0
101	37	60		of which other special items	110	97
1,087	1,045	1,154	6.2	Payroll and related costs	2,077	2,199	5.9
22	17	27		of which provision for redundancy incentives	38	44
13,624	18,096	16,569	21.6		31,597	34,665	9.7

Gains and losses on non-hedging commodity derivate instruments
(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

(66)	21	(14)	Exploration & Production	(22)	7
1		(1)	- settled transactions	5	(1)
(67)	21	(13)	- re-measurement gains/losses	(27)	8
149	19	(30)	Gas & Power	113	(11)
(57)	30	30	- settled transactions	(264)	60
206	(11)	(60)	- re-measurement gains/losses	377	(71)
(66)	(5)	45	Refining & Marketing	(63)	40
(42)	(3)	11	- settled transactions	(32)	8
(24)	(2)	34	- re-measurement gains/losses	(31)	32
1	1		Petrochemicals	10	1
1	1		- settled transactions	7	1
			- re-measurement gains/losses	3
16	2	(6)	Engineering & Construction	13	(4)
4		(4)	- settled transactions	3	(4)
12	2	(2)	- re-measurement gains/losses	10
(3)			Corporate and financial companies	(3)
(3)			- settled transactions	(3)
			- re-measurement gains/losses
31	38	(5)	Total	48	33
(96)	28	36	- settled transactions	(284)	64
127	10	(41)	- re-measurement gains/losses	332	(31)

Depreciation, depletion, amortization and impairments
(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	% Ch. 2 Q. 10 vs 2 Q. 09	First Half 2009	First Half 2010	% Ch.

1,576	1,680	1,749	11.0	Exploration & Production	3,262	3,429	5.1
237	244	226	(4.6)	Gas & Power	477	470	(1.5)
98	80	87	(11.2)	Refining & Marketing	197	167	(15.2)
24	19	20	(16.7)	Petrochemicals	48	39	(18.8)
109	114	122	11.9	Engineering & Construction	216	236	9.3
1	1		..	Other activities	1	1
21	18	19	(9.5)	Corporate and financial companies	40	37	(7.5)
(3)	(4)	(5)		Impact of unrealized intragroup profit elimination	(7)	(9)
2,063	2,152	2,218	7.5	Total depreciation, depletion and amortization	4,234	4,370	3.2

347	32	57		Impairments	354	89

2,410	2,184	2,275	(5.6)		4,588	4,459	(2.8)

Net income from investments

(euro million) First Half 2010	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	66	187	46	(4)	(3)	292
Dividends	205	7	30			242
Net gains on disposal		140	2		1	143
Other income (expense), net	(5)			1	(1)	(5)

	266	334	78	(3)	(3)	672

Income taxes
(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010	% Ch.

			Profit before income taxes
467	1,151	690	Italy	2,062	1,841	(221)
1,963	3,676	3,706	Outside Italy	4,449	7,382	2,933
2,430	4,827	4,396		6,511	9,223	2,712
			Income taxes
341	450	393	Italy	1,007	843	(164)
1,049	1,958	2,064	Outside Italy	2,354	4,022	1,668
1,390	2,408	2,457		3,361	4,865	1,504
			Tax rate (%)
73.0	39.1	57.0	Italy	48.8	45.8	(3.0)
53.4	53.3	55.7	Outside Italy	52.9	54.5	1.6
57.2	49.9	55.9		51.6	52.7	1.1

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including minority interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)

Dec. 31, 2009	Mar. 31, 2010	June 30, 2010	Change vs Dec. 31, 2009	Change vs Mar. 31, 2010

Total debt	24,800	23,723	25,151	351	1,428
Short-term debt	6,736	7,708	6,749	13	(959)
Long-term debt	18,064	16,015	18,402	338	2,387
Cash and cash equivalents	(1,608)	(2,445)	(1,675)	(67)	770
Securities held for non-operating purposes	(64)	(57)	(70)	(6)	(13)
Financing receivables for non-operating purposes	(73)	(169)	(64)	9	105

Net borrowings	23,055	21,052	23,342	287	2,290

Shareholders’ equity including non-controlling interest	50,051	54,322	57,375	7,324	3,053
Leverage	0.46	0.39	0.41	(0.05)	0.02

Bonds maturing in the 18-months period starting on June 30, 2010
(euro million)

Issuing entity	Amounts at June 30, 2010 (a)
Eni Coordination Center SA	399
399

(a)	Amounts include interest accrued and discount on issue.

Bonds issued in the first half of 2010

Issuing entity	Nominal amount (million)	Currency	Amounts at June 30, 2010 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,000	euro	997	2020	fixed	4.00
997

(a)	Amounts include interest accrued and discount on issue.

ROACE (Return On Average Capital Employed)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 34% effective from January 1, 2009 (33% in previous reporting periods). The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect. ROACE by division is determined as the ratio between adjusted net profit and net average capital invested pertaining to each division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the division specific tax rate).

(euro million)

Calculated on a twelve-month period ending on June 30, 2010	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	4,646	2,907	(215)	6,841
Exclusion of after-tax finance expenses/interest income	-	-	-	341

Adjusted net profit unlevered	4,646	2,907	(215)	7,182
Adjusted capital employed, net:
- at the beginning of period	30,489	23,614	7,359	68,564
- at the end of period	38,847	25,539	7,932	80,048

Adjusted average capital employed, net	34,668	24,577	7,646	74,306

ROACE adjusted (%)	13.4	11.8	(2.8)	9.7

(euro million)

Calculated on a twelve-month period ending on June 30, 2009	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	5,743	2,481	366	8,207
Exclusion of after-tax finance expenses/interest income	-	-	-	243

Adjusted net profit unlevered	5,743	2,481	366	8,450
Adjusted capital employed, net:
- at the beginning of period	22,763	21,017	9,466	60,454
- at the end of period	30,489	23,614	8,539	70,018

Adjusted average capital employed, net	26,626	22,316	9,003	65,236

ROACE adjusted (%)	21.6	11.1	4.1	13.0

(euro million)

Calculated on a twelve-month period ending on December 31, 2009	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	3,878	2,916	(197)	6,157
Exclusion of after-tax finance expenses/interest income	-	-	-	283

Adjusted net profit unlevered	3,878	2,916	(197)	6,440
Adjusted capital employed, net:
- at the beginning of period	30,362	22,547	7,379	66,886
- at the end of period	32,455	25,024	7,560	72,915

Adjusted average capital employed, net	31,409	23,786	7,470	69,901

ROACE adjusted (%)	12.3	12.3	(2.6)	9.2

GROUP BALANCE SHEET
(euro million)

Dec. 31, 2009	Mar. 31, 2010	June 30, 2010

ASSETS
Current assets
Cash and cash equivalents	1,608	2,445	1,675
Other financial assets held for trading or available for sale	348	346	336
Trade and other receivables	20,348	23,660	22,285
Inventories	5,495	5,517	6,641
Current tax assets	753	371	174
Other current tax assets	1,270	937	941
Other current assets	1,307	1,362	1,338

	31,129	34,638	33,390
Non-current assets
Property, plant and equipment	59,765	62,033	67,477
Inventory - compulsory stock	1,736	1,873	1,997
Intangible assets	11,469	11,446	11,479
Equity-accounted investments	5,828	5,592	5,930
Other investments	416	434	459
Other financial assets	1,148	1,077	1,664
Deferred tax assets	3,558	3,603	3,703
Other non-current receivables	1,938	2,004	2,144
	85,858	88,062	94,853

Assets held for sale	542	1,253	570
TOTAL ASSETS	117,529	123,953	128,813
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	3,545	4,535	4,299
Current portion of long-term debt	3,191	3,173	2,450
Trade and other payables	19,174	20,383	21,103
Income taxes payable	1,291	1,619	1,508
Other taxes payable	1,431	2,162	2,001
Other current liabilities	1,856	1,925	1,794

	30,488	33,797	33,155
Non-current liabilities
Long-term debt	18,064	16,015	18,402
Provisions for contingencies	10,319	10,644	10,854
Provisions for employee benefits	944	964	1,012
Deferred tax liabilities	4,907	5,106	5,455
Other non-current liabilities	2,480	2,749	2,321

	36,714	35,478	38,044
Liabilities directly associated with assets held for sale	276	356	239
TOTAL LIABILITIES	67,478	69,631	71,438

SHAREHOLDERS’ EQUITY
Non-controlling interest	3,978	4,223	3,996
Eni shareholders’ equity
Share capital	4,005	4,005	4,005
Reserves	46,269	50,629	52,085
Treasury shares	(6,757)	(6,757)	(6,757)
Interim dividend	(1,811)
Net profit	4,367	2,222	4,046
Total Eni shareholders’ equity	46,073	50,099	53,379
TOTAL SHAREHOLDERS’ EQUITY	50,051	54,322	57,375
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	117,529	123,953	128,813

Group profit and loss account
(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

			REVENUES
18,267	24,804	22,902	Net sales from operations	42,008	47,706
141	285	252	Other income and revenues	501	537
18,408	25,089	23,154	Total revenues	42,509	48,243

			OPERATING EXPENSES
12,537	17,051	15,415	Purchases, services and other	29,520	32,466
1,087	1,045	1,154	Payroll and related costs	2,077	2,199
31	38	(5)	OTHER OPERATING INCOME (EXPENSE)	48	33

2,410	2,184	2,275	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	4,588	4,459

2,405	4,847	4,305	OPERATING PROFIT	6,372	9,152

			FINANCE INCOME (EXPENSE)
1,608	1,363	2,297	Finance income	3,695	3,660
(1,867)	(1,422)	(2,508)	Finance expense	(3,962)	(3,930)
70	(186)	(145)	Derivative financial instruments	48	(331)
(189)	(245)	(356)		(219)	(601)

			INCOME (EXPENSE) FROM INVESTMENTS
92	184	108	Share of profit (loss) of equity-accounted investments	205	292
122	41	339	Other gain (loss) from investments	153	380
214	225	447		358	672

2,430	4,827	4,396	PROFIT BEFORE INCOME TAXES	6,511	9,223
(1,390)	(2,408)	(2,457)	Income taxes	(3,361)	(4,865)
1,040	2,419	1,939	Net profit	3,150	4,358

832	2,222	1,824	Net profit attributable to Eni’s shareholders	2,736	4,046
208	197	115	Net profit attributable to non-controlling interest	414	312
1,040	2,419	1,939		3,150	4,358

			Earnings per share attributable to Eni’s shareholders (euro per share)
0.23	0.61	0.51	Basic	0.76	1.12
0.23	0.61	0.51	Diluted	0.76	1.12

Comprehensive income
(euro million)

First Half 2009	First Half 2010

Net profit	3,150	4,358
Other items of comprehensive income:
- foreign currency translation differences	(443)	4,974
- change in the fair value of cash flow hedging derivatives	(465)	342
- share of "Other comprehensive income" on equity-accounted entities	2	(16)
- taxation	191	(134)
Other comprehensive income	(715)	5,166
Total comprehensive income	2,435	9,524
Attributable to:
- Eni’s shareholders’ equity	2,035	9,118
- non-controlling interest	400	406
	2,435	9,524

Changes in shareholders' equity
(euro million)

Shareholders’ equity including non-controlling interest at December 31, 2009		50,051
Total comprehensive income	9,524
Dividends paid to Eni shareholders	(1,811)
Dividends paid by consolidated subsidiaries to non-controlling interest	(353)
Effect of GreenStream deconsolidation	(37)
Rights cancelled stock option - 2007 plan	(6)
Current cost of assigned options	4
Other changes	3

Total changes		7,324

Shareholders’ equity including non-controlling interest at June 30, 2010		57,375

Attributable to:
- Eni’s shareholders’ equity		53,379
- non-controlling interest		3,996

Group cash flow statement
(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

1,040	2,419	1,939	Net profit	3,150	4,358
			Adjustments to reconcile net profit to net cash provided by operating activities
2,063	2,152	2,218	Depreciation, depletion and amortization	4,234	4,370
347	32	57	Impairments of tangible and intangible assets, net	354	89
(318)	(184)	(108)	Share of profit (loss) of equity-accounted investments	(205)	(292)
(8)	(169)	(75)	Gain on disposal of assets, net	(165)	(244)
(119)	(43)	(199)	Dividend income	(136)	(242)
(28)	(39)	(25)	Interest income	(268)	(64)
81	145	129	Interest expense	296	274
1,390	2,408	2,457	Income taxes	3,361	4,865
(135)	(95)	322	Other changes	(450)	227
			Changes in working capital:
(1,149)	(120)	(1,070)	- inventories	192	(1,190)
3,670	(2,724)	2,810	- trade receivables	3,556	86
(873)	1,801	(854)	- trade payables	(2,053)	947
71	56	(2)	- provisions for contingencies	77	54
(965)	617	(401)	- other assets and liabilities	218	216
754	(370)	483	Cash flow from changes in working capital	1,990	113
25	(4)	13	Net change in the provisions for employee benefits	15	9
319	35	353	Dividends received	336	388
184	47	27	Interest received	259	74
(124)	(143)	(265)	Interest paid	(245)	(408)
(3,293)	(1,637)	(2,741)	Income taxes paid, net of tax receivables received	(4,905)	(4,378)
2,178	4,554	4,585	Net cash provided by operating activities	7,621	9,139
			Investing activities:
(3,245)	(2,447)	(3,968)	- tangible assets	(5,926)	(6,415)
(452)	(332)	(360)	- intangible assets	(918)	(692)
(29)			- consolidated subsidiaries and businesses	(29)
(92)	(39)	(76)	- investments	(140)	(115)
(6)	(4)	(9)	- securities	(7)	(13)
(95)	(366)	(270)	- financing receivables	(771)	(636)
(2,045)	(104)	64	- change in payables and receivables in relation to investments and capitalized depreciation	(251)	(40)
(5,964)	(3,292)	(4,619)	Cash flow from investments	(8,042)	(7,911)
			Disposals:
15	203	10	- tangible assets	42	213
9		5	- intangible assets	154	5
		48	- consolidated subsidiaries and businesses		48
3,069	526	3	- investments	3,079	529
41	6	20	- securities	128	26
208	306	189	- financing receivables	819	495
7	(44)	12	- change in payables and receivables in relation to investments and capitalized depreciation	39	(32)
3,349	997	287	Cash flow from disposals	4,261	1,284
(2,615)	(2,295)	(4,332)	Net cash used in investing activities (*)	(3,781)	(6,627)

Group cash flow statement (continued)
(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

1,365	22	346	Proceeds from long-term debt	3,232	368
231	(2,198)	1,051	Repayments of long-term debt	(2,487)	(1,147)
(539)	692	(279)	Increase (decrease) in short-term debt	(2,068)	413
1,057	(1,484)	1,118		(1,323)	(366)
1,544			Net capital contributions by non-controlling interest	1,542
	13	3	Net acquisition of treasury shares different from Eni SpA		16
(54)			Acquisition of additional interests in consolidated subsidiaries	(2,045)
(2,355)		(1,811)	Dividends paid to Eni’s shareholders	(2,355)	(1,811)
(258)		(353)	Dividends paid by consolidated subsidiaries to non-controlling interest	(258)	(353)
(66)	(1,471)	(1,043)	Net cash used in financing activities	(4,439)	(2,514)
(2)	49	20	Effect of exchange rate changes on cash and cash equivalents and other changes		69
(505)	837	(770)	Net cash flow for the period	(599)	67
1,845	1,608	2,445	Cash and cash equivalents - beginning of the period	1,939	1,608
1,340	2,445	1,675	Cash and cash equivalents - end of the period	1,340	1,675

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

			Financing investments:
(1)		(13)	- securities	(2)	(13)
172	(106)	104	- financing receivables	(11)	(2)
171	(106)	91		(13)	(15)
			Disposal of financing investments:
9	6	2	- securities	81	8
188	12	1	- financing receivables	402	13
197	18	3		483	21
368	(88)	94	Net cash flows from financing activities	470	6

Supplemental information
(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

		Effect of investment of companies included in consolidation and businesses
3	72	Current assets	3	72
20	2	Non-current assets	20	2
8	11	Net borrowings	8	11
(1)	(63)	Current and non-current liabilities	(1)	(63)
30	22	Net effect of investments	30	22
(22)	(11)	Fair value of investments held before the acquisition of control		(11)
8	11	Purchase price	30	11
		less:
(1)	(11)	Cash and cash equivalents	(1)	(11)
7		Cash flow on investments	29

		Effect of disposal of consolidated subsidiaries and businesses
	80	Current assets		80
	696	Non-current assets		696
	(282)	Net borrowings		(282)
	(136)	Current and non-current liabilities		(136)
	358	Net effect of disposals		358
	(149)	Fair value of non-controlling interests retained after disposals		(149)
	140	Gain on disposal		140
	(46)	Non-controlling interest		(46)
	303	Selling price		303
		less:
	(255)	Cash and cash equivalents		(255)
	48	Cash flow on disposals		48

Capital expenditures
(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	% Ch. 2 Q. 10 vs 2 Q. 09	First Half 2009	First Half 2010	% Ch.

2,759	1,964	3,186	15.5	Exploration & Production	4,907	5,150	5.0
361	310	367	1.7	Gas & Power	751	677	(9.9)
132	118	149	12.9	Refining & Marketing	217	267	23.0
36	26	45	25.0	Petrochemicals	45	71	57.8
393	412	380	(3.3)	Engineering & Construction	888	792	(10.8)
8	9	10	25.0	Other activities	14	19	35.7
12	17	33	..	Corporate and financial companies	22	50	..
(4)	(77)	158		Impact of unrealized intragroup profit elimination		81
3,697	2,779	4,328	17.1		6,844	7,107	3.8

In the first half of 2010, capital expenditures amounting to euro 7,107 million (euro 4,328 million in the second quarter of 2010) related mainly to:
-	development activities deployed mainly in Congo, Kazakhstan, the Unites States, Algeria, Angola, Egypt, Italy and Norway and exploratory activities of which 98% was spent outside Italy, primarily in the United States, Angola, Indonesia, Ghana and Pakistan;
-	upgrading of the fleet used in the Engineering & Construction division (euro 792 million);
-	development and upgrading of Eni’s natural gas transport network in Italy (euro 342 million) and distribution network (euro 123 million), as well as development and increase of storage capacity (euro 96 million);
-	projects aimed at improving the conversion capacity and flexibility of refineries (euro 201 million), as well as building and upgrading service stations in Italy and outside Italy (euro 57 million).
Follows a breakdown of the capital expenditures by division:

EXPLORATION & PRODUCTION

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

201	152	175	Italy	(euro million)	398	327
200	177	254	Rest of Europe		362	431
636	445	1,247	North Africa		1,134	1,692
675	588	635	West Africa		1,142	1,223
281	223	284	Kazakhstan		521	507
136	116	136	Rest of Asia		346	252
452	247	385	Americas		699	632
178	16	70	Australia and Oceania		305	86

2,759	1,964	3,186			4,907	5,150

GAS & POWER

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

31	42	68	Marketing and Power generation	(euro million)	55	110
319	268	293	Regulated businesses in Italy		676	561
163	164	178	- Transport		400	342
79	58	65	- Distribution		144	123
77	46	50	- Storage		132	96
11		6	International transport		20	6
361	310	367			751	677

REFINING & MARKETING

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

87	95	106	Refining, Supply and Logistic	(euro million)	135	201
39	17	40	Marketing		65	57
6	6	3	Other activities		17	9
132	118	149			217	267

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

1,733	1,842	1,758	Production of oil and natural gas (a) (b) (c)	(kboe/d)	1,756	1,800
169	182	185	Italy		171	184
246	243	208	Rest of Europe		251	225
567	589	583	North Africa		581	586
343	402	388	West Africa		337	395
121	121	107	Kazakhstan		120	114
138	122	123	Rest of Asia		144	123
133	159	139	Americas		134	149
16	24	25	Australia and Oceania		18	24
1,733	1,816	1,732	Production of oil and natural gas net of updating the natural gas conversion rate		1,756	1,774
154.2	158.6	154.1	Production sold (a)	(mmboe)	308.4	312.7
154.2	156.3	152.0	Production sold net of updating the natural gas conversion rate (a)		308.4	308.3

PRODUCTION OF LIQUIDS BY REGION

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

986	1,011	980	Production of liquids (a)	(kbbl/d)	1,000	995
56	58	63	Italy		55	61
130	132	113	Rest of Europe		135	122
289	287	306	North Africa		297	296
304	341	318	West Africa		299	329
75	72	63	Kazakhstan		73	68
60	36	39	Rest of Asia		66	37
64	77	69	Americas		65	73
8	8	9	Australia and Oceania		10	9

PRODUCTION OF NATURAL GAS BY REGION

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

4,290	4,615	4,319	Production of natural gas (a) (b)	(mmcf/d)	4,344	4,466
648	687	676	Italy		666	682
665	618	530	Rest of Europe		669	573
1,593	1,679	1,539	North Africa		1,632	1,609
230	339	390	West Africa		220	364
262	272	241	Kazakhstan		269	256
450	479	471	Rest of Asia		448	475
397	453	386	Americas		396	420
45	88	86	Australia and Oceania		44	87

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operations (307 and 295 mmcf/d in the second quarter 2010 and 2009, respectively, 312 and 299 mmcf/d in the first half 2010 and 2009, respectively and 316 mmcf/d in the first quarter 2010).
(c)	From April 1, 2010, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,550 cubic feet of gas (it was 1 barrel of oil = 5,742 cubic feet of gas). The effect on production has been 26 kboe/d. For further information see page 6.

Petrochemicals

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

			Sales of petrochemical products	(euro million)
475	673	810	Basic petrochemicals		816	1,483
510	758	838	Polymers		995	1,596
42	45	50	Other revenues		94	95

1,027	1,476	1,698			1,905	3,174

			Production	(ktonnes)
1,156	1,241	1,295	Basic petrochemicals		2,175	2,536
559	607	605	Polymers		1,079	1,212

1,715	1,848	1,900			3,254	3,748

Engineering & Construction
(euro million)

Second Quarter 2009	First Quarter 2010	Second Quarter 2010	First Half 2009	First Half 2010

			Orders acquired
1,303	1,105	818	Offshore construction	1,864	1,923
719	1,247	3,534	Onshore construction	2,340	4,781
15	140	9	Offshore drilling	331	149
513	186	20	Onshore drilling	533	206

2,550	2,678	4,381		5,068	7,059

(euro million)	Dec. 31, 2009	June 30, 2010

Order backlog	18,730	20,404